SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GlassBridge Enterprises, Inc. (formerly known as Imation Corp.)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45245A107
(CUSIP Number)

Eleazer Klein Marc Weingarten Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 116,408 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 116,408 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 116,408 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%*
14	TYPE OF REPORTING PERSON CO; IA

* Except to give effect to the Reverse Stock Split (as defined below), this Reporting Person's holdings have not changed since the filing of Amendment No. 1 (as defined below). This Amendment No. 2 (as defined below) is being filed because the calculation of the beneficial ownership percentages set forth in Amendment No. 1 did not account for the then newly issued Initial Capacity Shares (as defined in Amendment No. 1) in the number of shares of Common Stock outstanding as of such time.

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,296,529 shares of Common Stock*
	8	SHARED VOTING POWER 116,408 shares of Common Stock*
	9	SOLE DISPOSITIVE POWER 1,296,529 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER 116,408 shares of Common Stock*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,412,937 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6%*
14	TYPE OF REPORTING PERSON IN

* Except to give effect to the Reverse Stock Split, this Reporting Person's holdings have not changed since the filing of Amendment No. 1. This Amendment No. 2 is being filed because the calculation of the beneficial ownership percentages set forth in Amendment No. 1 did not account for the then newly issued Initial Capacity Shares in the number of shares of Common Stock outstanding as of such time.

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Joseph A. De Perio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,262 shares of Common Stock*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 35,262 shares of Common Stock*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,262 shares of Common Stock*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%*
14	TYPE OF REPORTING PERSON IN

* Except to give effect to the Reverse Stock Split and the purchase of an additional 10,000 shares of Common Stock since Amendment No. 1, this Reporting Person's holdings have not changed since the filing of Amendment No. 1. This Amendment No. 2 is being filed because the calculation of the beneficial ownership percentages set forth in Amendment No. 1 did not account for the then newly issued Initial Capacity Shares in the number of shares of Common Stock outstanding as of such time.

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the Schedule 13D, originally filed with the Securities and Exchange Commission (the "SEC") on December 20, 2016 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on February 6, 2017 ("Amendment No. 1" and together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") and relates to the common stock, par value $0.01 per share (the "Common Stock"), of GlassBridge Enterprises, Inc. (formerly known as Imation Corp.), a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

The number of shares of Common Stock reported in this Amendment No. 2 gives effect to the 1:10 reverse stock split effected by the Issuer on February 21, 2017 (the "Reverse Stock Split").

Except to give effect to the Reverse Stock Split and the purchase of an additional 10,000 shares of Common stock by Mr. De Perio since the filing of Amendment No. 1, the Reporting Persons' holdings have not changed since the filing of Amendment No. 1. This Amendment No. 2 is being filed because the calculation of the beneficial ownership percentages set forth in Amendment No. 1 did not account for the then newly issued Initial Capacity Shares in the number of shares of Common Stock outstanding as of such time. This Amendment No. 2 amends and restates Items 5(a) – (c) of the Schedule 13D as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) – (c) are hereby amended and restated in their entirety as follows:

(a) – (b) While the Reporting Persons disclaim membership in a "group," within the meaning of Section 13(d) of the Exchange Act, the Clinton Reporting Persons may be deemed to be members of a "group," within the meaning of Section 13(d) of the Exchange Act, with Mr. De Perio. The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,448,199 shares of Common Stock, constituting approximately 29.3% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 4,943,299 shares of Common Stock outstanding as of February 28, 2017, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 24, 2017.

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

(c) Information concerning transactions in the Common Stock effected by Mr. De Perio since the filing of Amendment No. 1 is set forth in Schedule A hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market. The other Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 1.

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 28, 2017

Clinton Group, Inc.

By:	/s/ George Hall
Name:	George Hall
Title:	President

/s/ George Hall
George Hall

/s/ Joseph A. De Perio
Joseph A. De Perio

CUSIP No. 45245A107	SCHEDULE 13D/A	Page 7 of 7 Pages

SCHEDULE A

Transactions in the Issuer's Shares of Common Stock by the Reporting Persons

Since the Filing of Amendment No. 1

The following tables set forth all transactions in the shares of Common Stock effected since the filing of Amendment No. 1 by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share does not include commissions.

Mr. De Perio:

Trade Date	Shares Purchased (Sold)	Price Per Share

03/27/2017	5,000	$4.60
03/28/2017	5,000	$4.36